EXHIBIT 99

MAGNA INTERNATIONAL INC.
337 MAGNA DRIVE
AURORA, ONTARIO, CANADA L4G 7K1

TEL:  905-726-2462
FAX:  905-726-7164

MAGNA ANNOUNCES FIRST QUARTER RESULTS

    AURORA, ON, May 6, 2009 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2009.

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                                                          THREE MONTHS ENDED
                                                        ---------------------
                                                         March 31,  March 31,
                                                             2009       2008
                                                        ---------- ----------

    Sales                                                $  3,574   $  6,622

    Operating (loss) income                              $   (230)  $    286

    Net (loss) income                                    $   (200)  $    207

    Diluted (loss) earnings per share                    $  (1.79)  $   1.78

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    THREE MONTHS ENDED MARCH 31, 2009
    ---------------------------------

    We posted sales of $3.6 billion for the first quarter ended March 31, 2009, a decrease of 46% from the first quarter of 2008. This lower sales level was a result of decreases in our North American, European and Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales.
    During the first quarter of 2009, North American average dollar content per vehicle increased by 4% while our European average dollar content per vehicle decreased by 4%, each compared to the first quarter of 2008. In addition, North American and European vehicle production declined 50% and 40%, respectively, each compared to the first quarter of 2008.
    Complete vehicle assembly sales decreased 63% to $401 million for the first quarter of 2009 compared to $1,086 million for the first quarter of 2008, while complete vehicle assembly volumes declined 72% to approximately 12,043 units.
    During the first quarter of 2009, operating loss was $230 million, net loss was $200 million and diluted loss per share was $1.79, decreases of $516 million, $407 million and $ 3.57, respectively, each compared to the first quarter of 2008.
    During the first quarter ended March 31, 2009, we generated cash from operations of $9 million before changes in non-cash operating assets and liabilities, and invested $52 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2009 were $114 million, including $96 million in fixed asset additions, and $22 million increase in other assets.
    A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDENDS
    ---------

    Our Board of Directors yesterday voted to suspend our quarterly dividend with respect to our Class A Subordinate Voting Shares and Class B shares.
    Vincent J. Galifi, our Executive Vice President and Chief Financial Officer said, "We are facing the worst industry conditions in decades, particularly in our primary markets. These conditions continue to adversely affect our financial results and cash flow. We believe preserving cash and maintaining a strong financial position is prudent at this time. Our Board's decision to suspend our dividend as a result of continued uncertainty about the timing of an industry recovery is consistent with this view. We will continue to comply with our Corporate Constitution, which sets out minimum dividend distributions, based on our profitability."
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 70,000 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Wednesday, May 6, 2009 at 1:30 p.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-892-9785. The number for overseas callers is 1-212-231-2910. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry, including the bankruptcy of Chrysler and the risk of the bankruptcy of other customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

For further information: Louis Tonelli, Vice-President, Investor
Relations, (905) 726-7035; Teleconferencing questions: Karin Kaminski, (905) 726-7103

    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2009 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2008 included in our 2008 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at May 5, 2009.

    OVERVIEW
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    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2009, we had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
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    The first quarter of 2009 was among the most difficult periods in the history of Magna due to exceptionally low production volumes at our customers. Vehicle production in North America and Europe declined 50% and 40%, respectively, both compared to the first quarter of 2008. Sequentially, first quarter 2009 vehicle production in North America and Europe declined 37% and 13%, respectively, from the fourth quarter of 2008.
    The low North American production volumes are substantially attributable to weak sales and high dealer inventory levels, particularly in the U.S. In the fourth quarter of 2008, U.S. vehicle sales dropped to annualized rates not seen in more than 25 years, and there has been no recovery in these sales rates to date in 2009. European vehicle production declined at a slower pace, due in part to "scrappage" programs announced by certain European governments, including Germany, France, Italy and the United Kingdom. These programs generally provide financial incentives for consumers to replace older, less fuel-efficient and typically higher polluting vehicles, with new vehicles, thereby stimulating vehicle sales. As a result, annualized European vehicle sales recovered somewhat in February and March from the low point in January 2009. Nevertheless, while Western European monthly vehicle sales rates have sequentially improved, they remain well below 2008 levels.
    Our first quarter 2009 financial results reflect the challenging environment we are facing. Our total sales declined 46% in the first quarter of 2009, as compared to the first quarter of 2008, as a result of the significant declines in vehicle production in our two principal markets, along with a 63% decline in complete vehicle assembly sales, and declines in Rest of World sales and tooling and other sales. Operating income for the first quarter of 2009 decreased $516 million, to a loss of $230 million, from income of $286 million in the first quarter of 2008.
    Last week, Chrysler, our fourth largest customer based on 2008 consolidated sales, filed for bankruptcy protection in the United States. In the first quarter of 2009, consolidated sales to Chrysler represented approximately 11% of our consolidated total sales. While we have taken a number of protective steps in anticipation of Chrysler's filing, including participation in Canadian and U.S. supplier receivables protection programs, we are currently unable to fully assess the extent to which the Chrysler filing will impact our financial position and our operations.
    In addition, General Motors, our largest customer, representing approximately 19% of our global sales in the first quarter of 2009, has received billions of dollars in government loans and is in need of further loans, has been given a mandate by the U.S. Government to restructure and present an acceptable plan for future viability by the end of this month. Depending on the U.S. Government's assessment of this plan, and other factors, General Motors may seek bankruptcy protection. We are unable to assess the extent to which General Motors' restructuring actions, including potentially filing for bankruptcy protection, would impact our financial position or our operations. However, since both Chrysler and General Motors are significant customers, their respective restructurings could have a material negative impact on our financial position and operations.
    We have taken a number of actions to offset the vehicle production declines, and have initiated further cost-saving measures that we expect will benefit our financial results for the remainder of this year and continue into next year. However, General Motors and Chrysler have both recently announced extended shutdowns of certain of their assembly plants and significant production cuts at other plants over the coming months. As a result, our sales and earnings will continue to be negatively impacted in the short term.
    This ongoing period of extremely low auto production in North America is expected to further reduce our cash resources. However, it will likely have a more severe impact on other suppliers whose financial condition is substantially worse than ours. This should provide us with further opportunities to gain additional business, either through acquisitions or takeover business, and position us for recovery when North American auto production returns to more sustainable levels.

    INDUSTRY TRENDS AND RISKS
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    Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2008, also affect our success. The economic, industry and risk factors remain substantially unchanged in respect of the first quarter ended March 31, 2009, except that:

    - On April 30, 2009, Chrysler LLC (including its U.S. subsidiaries) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in U.S. Bankruptcy Court for the Southern District of New York. As of the date of this MD&A, Chrysler's Canadian, Mexican and other international operations are not part of any bankruptcy filing. Given the complexity of Chapter 11 proceedings, we cannot predict whether Chrysler can successfully restructure and emerge from bankruptcy protection quickly. In the event that Chrysler is not successful in restructuring under Chapter 11, its assets could be liquidated under Chapter 7 of the U.S. Bankruptcy Code. It is too early to determine the impact to Magna of Chrysler's bankruptcy filing.

    - Chrysler anticipates its Chapter 11 restructuring process to be completed within a period of 30 to 60 days from the bankruptcy filing and has announced that most of its manufacturing operations will be temporarily idled during such restructuring period. Given the potential for a drawn-out bankruptcy process or a liquidation of Chrysler's assets, we cannot predict when normal production schedules will resume at Chrysler facilities or whether they will resume at all.

    - The continuing impact of the global recession on the global automotive industry and the rejection of General Motor's Viability Plan by the U.S. Auto Task Force, together with the precedent of Chrysler's bankruptcy filing, have further elevated the risk of a bankruptcy filing by General Motors possibly by the end of May 2009.

    - In light of current inventory levels and low demand for its automobiles, General Motors recently announced that it intends to schedule shutdowns of a significant portion of its assembly operations in North America during the second and third quarters of 2009. These shutdowns, combined with those at Chrysler during its restructuring, will further significantly reduce North American production volumes, which will adversely impact our operations and results for 2009.

    - In response to recent customer risks, Magna is taking certain protective measures, including participation in the U.S. Automotive Supplier Support Program ("ASSP") recently implemented by the U.S. Treasury Department in respect of both Chrysler and General Motors, and the Accounts Receivable Insurance ("ARI") program sponsored by the Canadian Federal Government and administered by the Canadian Export Development Corporation. Magna's participation in the ASSP and ARI programs, and other actions taken by Magna and its subsidiaries, while significant to mitigate Magna's financial exposure to Chrysler and General Motors, will not provide full protection for Magna's Chrysler and General Motors receivables. It is too early to determine the extent to which Magna's receivables will be protected.

    - As previously disclosed, we continue to review potential alternatives regarding the future of General Motors' European subsidiary Opel AG, including any role we may play in a potential transaction. Participation in any such transaction could be material, although the specific opportunities and risks would vary depending on the nature of such participation, if any.


    RESULTS OF OPERATIONS
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    Average Foreign Exchange

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
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    1 Canadian dollar equals U.S. dollars          0.802     0.997     - 20%
    1 euro equals U.S. dollars                     1.302     1.499     - 13%
    1 British pound equals U.S. dollars            1.434     1.979     - 28%
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    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    Sales

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
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    Vehicle Production Volumes (millions of units)
      North America                                1.728     3.487     - 50%
      Europe                                       2.537     4.196     - 40%
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    Average Dollar Content Per Vehicle
      North America                             $    909  $    874      + 4%
      Europe                                    $    454  $    473      - 4%
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    Sales
      External Production
        North America                           $  1,571  $  3,049     - 48%
        Europe                                     1,152     1,985     - 42%
        Rest of World                                108       121     - 11%
      Complete Vehicle Assembly                      401     1,086     - 63%
      Tooling, Engineering and Other                 342       381     - 10%
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    Total Sales                                 $  3,574  $  6,622     - 46%
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    External Production Sales - North America

    External production sales in North America decreased 48% or $1.48 billion to $1.57 billion for the first quarter of 2009 compared to $3.05 billion for the first quarter of 2008. This decrease in production sales reflects a 50% decrease in North American vehicle production volumes as discussed in the "Highlights" section above partially offset by a 4% increase in our North American average dollar content per vehicle. More importantly, during the first quarter of 2009 our largest customers in North America continued to reduce vehicle production volumes compared to the first quarter of 2008. While North American vehicle production volumes declined 50% in the first quarter of 2009 compared to the first quarter of 2008, GM and Chrysler vehicle production declined 57% and 54%, respectively.
    Our average dollar content per vehicle grew by 4% or $35 to $909 for the first quarter of 2009 compared to $874 for the first quarter of 2008 primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2008, including:
        -  the Ford F-Series;
        -  the Dodge Ram;
        -  the BMW X6/Hybrid;
        -  the Ford Flex; and
        -  the Dodge Challenger;
    -   increased production and/or content on certain programs, including:
        - GM's full-sized pickups; and
        - the Ford Escape, Mercury Mariner and Mazda Tribute; and
    - acquisitions completed subsequent to the first quarter of 2008, including
        - a substantial portion of Plastech Engineered Products Inc.'s ("Plastech") exteriors business; and
        - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation ("Ogihara").

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Ford Edge and Lincoln MKX;
        -  the Chevrolet Cobalt and Pontiac G5;
        -  the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
        -  GM's full-sized SUV's;
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ;
        -  the Chevrolet Impala; and
        -  the Ford Explorer and Mercury Mountaineer;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar;
    - programs that ended production during or subsequent to the first quarter of 2008, including:
        -  the Chevrolet Trailblazer and GMC Envoy; and
        -  the Dodge Durango and Chrysler Aspen; and
    -   customer price concessions subsequent to the first quarter of 2008.

    External Production Sales - Europe

    External production sales in Europe decreased 42% or $833 million to $1.15 billion for the first quarter of 2009 compared to $1.99 billion for the first quarter of 2008. This decrease in production sales reflects a 40% decrease in European vehicle production volumes as discussed in the "Highlights" section above combined with a 4% decrease in our European average dollar content per vehicle.
    Our average dollar content per vehicle declined by 4% or $19 to $454 for the first quarter of 2009 compared to $473 for the first quarter of 2008, primarily as a result of:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the impact of lower production and/or content on certain programs, including:
        -  the BMW X3;
        -  the Ford Transit; and
        -  the Mercedes-Benz C-Class;
    - the sale of certain facilities during or subsequent to the first quarter of 2008; and
    -   customer price concessions subsequent to the first quarter of 2008.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the first quarter of 2008, including:
        -  the Audi Q5;
        -  the Volkswagen Golf; and
        -  the Opel/Vauxhall Insignia; and
    -   increased production and/or content on certain programs, including
        -  the smart fortwo; and
        -  the Volkswagen Tiguan.

    External Production Sales - Rest of World

    External production sales in Rest of World decreased 11% or $13 million to $108 million for the first quarter of 2009 compared to $121 million for the first quarter of 2008. The decrease in production sales is primarily as a result of:

    - a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar;
    - decreased production and/or content on certain programs, particularly in Korea.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the first quarter of 2008 in China;
    - increased production and/or content on certain programs in Brazil and South Africa; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of goods sold, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales             $    401  $  1,086     - 63%
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    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
         Saab 9(3) Convertible                    11,751    32,881     - 64%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300, and
         Jeep Commander                              292    10,665     - 97%
    -------------------------------------------------------------------------
                                                  12,043    43,546     - 72%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 63% or $685 million to $401 million for the first quarter of 2009 compared to $1.1 billion for the first quarter of 2008 while assembly volumes decreased 72% or 31,503 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general industry conditions as discussed previously, and the natural decline in volumes as the models that we currently produce in our assembly facilities approach their scheduled end of production. Several new complete vehicle assembly programs have been awarded that are scheduled to launch at various times between 2010 and 2013.
    In particular, the decrease in complete vehicle assembly sales is primarily as a result of:

    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

    These factors were partially offset by higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other Sales

    Tooling, engineering and other sales decreased 10% or $39 million to $342 million for the first quarter of 2009 compared to $381 million for the first quarter of 2008.
    In the first quarter of 2009 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Chevrolet Silverado;
    -   the MINI Crossman;
    -   the Cadillac SRX and Saab 9-4X;
    -   the Chevrolet Equinox and Suzuki XL7;
    -   the Porsche Panamera;
    -   the BMW X3;
    -   the Ford Taurus;
    -   the Hummer H3; and
    -   the Cadillac DTS and Cadillac CTS.

    In the first quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   the Peugeot A58;
    -   the Landrover Freelander;
    -   the Audi A5;
    -   the Cadillac SRX and Saab 9-4X;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Ford F-Series; and
    -   the MINI Cooper.

    In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

    Gross Margin

    Gross margin decreased $594 million to $244 million for the first quarter of 2009 compared to $838 million for the first quarter of 2008 and gross margin as a percentage of total sales decreased to 6.8% for the first quarter of 2009 compared to 12.7% for the first quarter of 2008. The 5.9% decrease in gross margin as a percentage of total sales was substantially as a result of lower gross margin earned due to an unprecedented decline in vehicle production volumes. In addition, gross margin as a percentage of total sales was negatively impacted by;

    - incremental costs associated with restructuring and downsizing activities, primarily in North America;
    -   additional supplier insolvency costs;
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States; and
    -   customer price concessions subsequent to the first quarter of 2008.

    These factors were partially offset by:

    - a decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
    -   productivity and efficiency improvements at certain facilities;
    -   lower employee profit sharing;
    -   the decrease in tooling sales that earn low or no margins; and
    - the benefit of restructuring and downsizing activities that were undertaken during or subsequent to the first quarter of 2008.

    Depreciation and Amortization

    Depreciation and amortization costs decreased 23% or $50 million to $169 million for the first quarter of 2009 compared to $219 million for the first quarter of 2008. The decrease in depreciation and amortization was primarily as a result of:

    - the write-down of certain assets subsequent to the first quarter of 2008, in particular at a powertrain facility in the United States and certain interiors and exteriors facilities in North America;
    - a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
    - the sale or disposition of certain facilities subsequent to the first quarter of 2008.

    Selling, General and Administrative ("SG&A")

    SG&A expense as a percentage of sales was 8.4% for the first quarter of 2009 compared to 5.4% for the first quarter of 2008. This increase was substantially due to the significant decrease in sales as a result of significantly lower vehicle production volumes. SG&A expense decreased 16% or $57 million to $302 million for the first quarter of 2009 compared to $359 million for the first quarter of 2008. The decrease in SG&A expense was primarily as a result of:

    -   lower incentive compensation;
    - reduced spending at certain facilities as a result of restructuring activities and downsizing that were initiated subsequent to the first quarter of 2008;
    - a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar;
    - management cost saving initiatives, including lower travel costs and consulting fees;
    - a $17 million write-down of our investment in asset-backed commercial paper ("ABCP") during the first quarter of 2008; and
    - the sale or disposition of certain facilities during or subsequent to the first quarter of 2008.

    These factors were partially offset by:

    - $9 million reduction of capital taxes in Canada recorded during the first quarter of 2008; and
    -   higher restructuring and downsizing costs.


    Earnings (loss) before Interest and Taxes ("EBIT")(1)

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    North America                               $    (89) $    147  $   (236)
    Europe                                          (119)      119      (238)
    Rest of World                                     (1)        7        (8)
    Corporate and Other                              (18)       (6)      (12)
    -------------------------------------------------------------------------
    Total EBIT                                  $   (227) $    267  $   (494)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes presented on our unaudited interim consolidated financial statements before net interest expense (income).

    North America

    EBIT in North America decreased $236 million to a loss of $89 million for the first quarter of 2009 compared to earnings of $147 million for the first quarter of 2008. The decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes, in particular on many high content programs. In addition, the remaining decrease in earnings is primarily as a result of:

    - incremental costs associated with restructuring and downsizing activities;
    -   additional supplier insolvency costs;
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   electric vehicle development costs; and
    -   customer price concessions subsequent to the first quarter of 2008.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   lower incentive compensation;
    - the reduction of employee profit sharing to $nil in the first quarter of 2009;
    - the benefit of restructuring and downsizing activities that were undertaken during or subsequent to the first quarter of 2008; and
    - incremental margin earned related to the acquisitions from Ogihara and Plastech.

    Europe

    EBIT in Europe decreased $238 million to a loss of $119 million for the first quarter of 2009 compared to earnings of $119 million for the first quarter of 2008. The decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs. In addition, the remaining decrease in earnings is primarily as a result of:

    - cost incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   incremental costs associated with downsizing activities; and
    -   customer price concessions subsequent to the first quarter of 2008.

    These factors were partially offset by:

    - the reduction of employee profit sharing to $nil in the first quarter of 2009;
    -   lower affiliation fees paid to corporate; and
    -   lower incentive compensation.

    Rest of World

    Rest of World EBIT decreased $8 million to a loss of $1 million for the first quarter of 2009 compared to earnings of $7 million for the first quarter of 2008 primarily as a result of:

    -   lower sales;
    -   operational inefficiencies at certain facilities; and
    -   cost incurred at new facilities, primarily in India.

    Corporate and Other

    Corporate and Other EBIT declined $12 million to a loss of $18 million for the first quarter of 2009 compared to a loss of $6 million for the first quarter of 2008 primarily as a result of:

    -   a decrease in affiliation fees earned from our divisions; and
    -   a decrease in equity income earned.

    These factors were partially offset by:

    - a $17 million write-down of our investment in ABCP during the first quarter of 2008;
    -   decreased executive compensation; and
    -   lower charitable and social contributions.

    Interest Expense (Income), net

    During the first quarter of 2009, we recorded net interest expense of $3 million, compared to $19 million of net interest income for the first quarter of 2008. The $22 million decrease in net interest income is as a result of:

    - a decrease in interest income earned on lower cash and cash equivalent balances; and
    -   a decrease in interest income earned due to lower interest rates.

    These factors were partially offset by a reduction in interest expense on long-term debt due to the repayments of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").

    Operating Income (Loss)

    Operating income decreased $516 million to a loss of $230 million for the first quarter of 2009 compared to earnings of $286 million for the first quarter of 2008. The decrease in operating income is the result of the decrease in EBIT and the decrease in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 13.0% for the first quarter of 2009 compared to 28.3% for the first quarter of 2008. The decrease in the effective income tax rate is primarily as a result of an increase in losses not benefited, primarily at our facilities in the United States and Germany.

    Net Income (Loss)

    Net income decreased $407 million to a net loss of $200 million for the first quarter of 2009 compared to net income of $207 million for the first quarter of 2008. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

    Earnings (Loss) per Share

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    Earnings (loss) per Class A Subordinate
     Voting or Class B Share
      Basic                                     $  (1.79) $   1.80  $  (3.59)
      Diluted                                   $  (1.79) $   1.78  $  (3.57)
    -------------------------------------------------------------------------

    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (millions)
      Basic                                        111.7     114.8      - 3%
      Diluted                                      111.7     117.2      - 5%
    -------------------------------------------------------------------------

    Diluted earnings per share decreased $3.57 to a loss of $1.79 for the first quarter of 2009 compared to earnings of $1.78 for the first quarter of 2008. The decrease in diluted earnings per share is the result of a decrease in net income combined with a decrease in the weighted average number of diluted shares outstanding during the quarter.
    The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Class A Subordinate Voting Shares subsequent to the first quarter of 2008 under the terms of our ongoing Normal Course Issuer Bid and to a reduction in the number of diluted shares associated with debentures and stock options since such shares were anti-dilutive in the first quarter of 2009.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    Net (loss) income                           $   (200) $    207
    Items not involving current cash flows           209       235
    -------------------------------------------------------------------------
                                                       9       442  $   (433)
    Changes in non-cash operating assets and
     liabilities                                     (52)     (218)
    -------------------------------------------------------------------------
    Cash (used for) provided from operating
     activities                                 $    (43) $    224  $   (267)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $433 million to $9 million for the first quarter of 2009 compared to $442 million for the first quarter of 2008. The decrease in cash flow from operations was due to a $407 million decrease in net income, as discussed above, and a $26 million decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

                                                                     For the
                                                                three months
                                                              ended March 31,
                                                         --------------------
                                                              2009      2008
    -------------------------------------------------------------------------

    Depreciation and amortization                         $    169  $    219
    Amortization of other assets included in cost of
     goods sold                                                 20        17
    Other non-cash charges                                      12        29
    Amortization of employee wage buydown                        6         -
    Future income taxes and non-cash portion of current
     taxes                                                       2       (23)
    Equity income                                                -        (7)
    -------------------------------------------------------------------------
    Items not involving current cash flows                $    209  $    235
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The $17 million change in other non-cash charges is primarily the result of the $17 million impairment recorded in the first quarter of 2008 related to our investments in ABCP.
    Cash invested in non-cash operating assets and liabilities amounted to $52 million for the first quarter of 2009 compared to $218 million for the first quarter of 2008. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

                                                                     For the
                                                                three months
                                                              ended March 31,
                                                         --------------------
                                                              2009      2008
    -------------------------------------------------------------------------

    Accounts receivable                                   $    234  $   (413)
    Inventories                                                 36       (50)
    Income taxes receivable                                    (63)     (129)
    Prepaid expenses and other                                  (2)       (1)
    Accounts payable                                          (273)      266
    Accrued salaries and wages                                  29        77
    Other accrued liabilities                                   (7)       40
    Deferred revenue                                            (6)       (8)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities  $    (52) $   (218)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The decrease in accounts receivable, inventory and accounts payable in the first quarter of 2009 was primarily due to the reduction in production activities related to the general downturn in the automotive sector. The increase in income taxes receivable was primarily due to losses that can be carried back to prior years in Canada and higher instalments in Mexico.

    Capital and Investment Spending

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    Fixed asset additions                       $    (96) $   (128)
    Investments and other assets                     (22)      (32)
    -------------------------------------------------------------------------
    Fixed assets, investments and other assets
     additions                                      (118)     (160)
    Purchase of subsidiaries                           -        (8)
    Proceeds from disposition                          4         6
    -------------------------------------------------------------------------
    Cash used for investing activities          $   (114) $   (162) $     48
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed assets, investments and other assets additions

    In the first quarter of 2009 we invested $96 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2009 was for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2009.
    In the first quarter of 2009, we invested $22 million in other assets related primarily to fully reimbursable planning and engineering costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the first quarter of 2009.

    Purchase of subsidiaries

    During the first quarter of 2008, we acquired two small electronics facilities for cash consideration of $8 million.

    Proceeds from disposition

    Proceeds from disposal in the first quarter of 2009 and 2008 were $4 million and $6 million, respectively, which represent normal course fixed and other asset disposals.

    Financing

                                               For the three months
                                                  ended March 31,
                                               --------------------
                                                    2009      2008    Change
    -------------------------------------------------------------------------

    Decrease in bank indebtedness               $   (762) $     (9)
    Repayments of debt                                (5)      (67)
    Issues of debt                                     1         2
    Repurchase of Class A Subordinate Voting
     Shares                                            -      (113)
    Cash dividends paid                              (21)      (41)
    -------------------------------------------------------------------------
    Cash used for financing activities          $   (787) $   (228) $   (559)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In December 2008, in response to the uncertainty related to the financial viability of some of our key customers in North America, we drew down on our term and operating lines of credit. In February and March 2009, as the situation facing some of our key customers became clearer, we repaid $767 million of the outstanding lines of credit.
    The repayments of debt in the first quarter of 2008 include the repayment of the fourth series of senior unsecured notes issued in connection with the NVG acquisition. The final series of senior unsecured notes was repaid in the fourth quarter of 2008.
    During the first quarter of 2008, we purchased 1.6 million Class A Subordinate Voting Shares for an aggregate purchase price of $113 million under a normal course issuer bid.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.18 for the first quarter of 2009 compared to $0.36 for the first quarter of 2008.

    Financing Resources

                                                   As at     As at
                                                   March  December
                                                31, 2009  31, 2008    Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                         $    124  $    909
      Long-term debt due within one year             232       157
      Long-term debt                                  54       143
    -------------------------------------------------------------------------
                                                     410     1,209
    Shareholders' equity                           7,047     7,363
    -------------------------------------------------------------------------
    Total capitalization                        $  7,457  $  8,572  $ (1,115)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization decreased by $1.1 billion to $7.5 billion at March 31, 2009 compared to $8.6 billion at December 31, 2008. The decrease in capitalization was a result of an $0.8 billion decrease in liabilities and a $0.3 billion decrease in shareholders' equity.
    The decrease in liabilities is primarily as a result of the repayment of the outstanding lines of credit in February and March 2009 as discussed in the "Financing" section above.

    The decrease in shareholders' equity was primarily as a result of:

    - net loss incurred during the first quarter of 2009 (as discussed above), partially offset by the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss;
    - a $135 million decrease in accumulated net realized and unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2008 and March 31, 2009; and
    -   dividends paid during the first quarter of 2009.

    Cash Resources

    During the first quarter of 2009, our cash resources decreased by $1.0 billion to $1.7 billion primarily as a result of the repayment of $0.8 billion on our outstanding lines of credit in February and March 2009 as discussed above. In addition to our cash resources, our term and operating lines of credit remained unchanged from December 2008, totalling $2.0 billion. The unused and available portion of our lines of credit increased $0.8 billion to $1.8 billion during the first quarter of 2009 due to the repayment on our operating lines.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at May 4, 2009 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                112,613,071
    Subordinated Debentures (i)                                    1,096,589
    Stock options (ii)                                             3,820,060
    -------------------------------------------------------------------------
                                                                 117,529,720
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

           The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2009 that are outside the ordinary course of our business. Refer to our MD&A included in our 2008 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a finance subsidiary of Saab for $13 million since we have the legal right of set-off of our long-term receivable from Saab against such borrowings and we intend to settle the related amounts simultaneously.

    RELATED PARTIES
    -------------------------------------------------------------------------

    As at March 5, 2009, we were owed approximately Cdn$1.9 million from MEC (the "MEC Receivable") in respect of head office rent and other shared services. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice. The MEC Receivable is an unsecured obligation of MEC and we have recorded a reserve for doubtful accounts against the entire amount of this receivable.
    During the first quarter of 2009, we entered into an agreement to purchase approximately 100 acres of real estate located in Austria from MEC for $6.0 million ((euro)4.6 million). The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. The transaction closed on April 28, 2009.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------

    There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry, including the bankruptcy of Chrysler and the risk of the bankruptcy of other customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                    Note      2009      2008
    -------------------------------------------------------------------------

    Sales                                                 $  3,574  $  6,622
    -------------------------------------------------------------------------
    Costs and expenses
      Cost of goods sold                                     3,330     5,784
      Depreciation and amortization                            169       219
      Selling, general and administrative           6, 9       302       359
      Interest expense (income), net                             3       (19)
      Equity income                                              -        (7)
    -------------------------------------------------------------------------
    Income (loss) from operations before
     income taxes                                             (230)      286
    Income taxes                                               (30)       79
    -------------------------------------------------------------------------
    Net (loss) income                                         (200)      207
    Other comprehensive (loss) income:                 9
      Net realized and unrealized (losses) gains
       on translation of net investment in foreign
       operations                                             (135)       50
      Repurchase of shares                                       -       (15)
      Net unrealized gains (losses) on cash flow
       hedges                                                    4       (13)
      Reclassifications of net losses (gains) on
       cash flow hedges to net (loss) income                    34        (5)
    -------------------------------------------------------------------------
    Comprehensive (loss) income                           $   (297) $    224
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per Class A Subordinate
     Voting or Class B Share:
      Basic                                               $  (1.79) $   1.80
      Diluted                                             $  (1.79) $   1.78
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A Subordinate
     Voting or Class B Share                              $   0.18  $   0.36
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate Voting
     and Class B Shares outstanding during the
     period (in millions):
        Basic                                                111.7     114.8
        Diluted                                              111.7     117.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
    -------------------------------------------------------------------------
    Retained earnings, beginning of period                $  3,357  $  3,526
    Net (loss) income                                         (200)      207
    Dividends on Class A Subordinate Voting and
     Class B Shares                                            (21)      (41)
    Repurchase of Class A Subordinate Voting Shares              -       (45)
    -------------------------------------------------------------------------
    Retained earnings, end of period                      $  3,136  $  3,647
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                    Note      2009      2008
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net (loss) income                                     $   (200) $    207
    Items not involving current cash flows             2       209       235
    -------------------------------------------------------------------------
                                                                 9       442
    Changes in non-cash operating assets and
     liabilities                                       2       (52)     (218)
    -------------------------------------------------------------------------
    Cash (used for) provided from operating
     activities                                                (43)      224
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                      (96)     (128)
    Purchase of subsidiaries                                     -        (8)
    Increase in investments and other assets           3       (22)      (32)
    Proceeds from disposition                                    4         6
    -------------------------------------------------------------------------
    Cash used for investment activities                       (114)     (162)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Decrease in bank indebtedness                     10      (762)       (9)
    Repayments of debt                                          (5)      (67)
    Issues of debt                                               1         2
    Repurchase of Class A Subordinate Voting
     Shares                                                      -      (113)
    Dividends                                                  (21)      (41)
    -------------------------------------------------------------------------
    Cash used for financing activities                        (787)     (228)
    -------------------------------------------------------------------------

    Effect of exchange rate changes on cash and
     cash equivalents                                          (65)       44
    -------------------------------------------------------------------------

    Net decrease in cash and cash equivalents
     during the period                                      (1,009)     (122)
    Cash and cash equivalents, beginning of period           2,757     2,954
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period              $  1,748  $  2,832
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                             As at     As at
                                                             March  December
                                                    Note  31, 2009  31, 2008
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                             $  1,748  $  2,757
    Accounts receivable                                      2,546     2,821
    Inventories                                              1,578     1,647
    Income taxes receivable                                     74        11
    Prepaid expenses and other                                 110       115
    -------------------------------------------------------------------------
                                                             6,056     7,351
    -------------------------------------------------------------------------
    Investments                                       11       191       194
    Fixed assets, net                                        3,527     3,701
    Goodwill                                                 1,141     1,160
    Future tax assets                                          160       182
    Other assets                                       3       610       601
    -------------------------------------------------------------------------
                                                          $ 11,685  $ 13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                     $    124  $    909
    Accounts payable                                         2,469     2,744
    Accrued salaries and wages                                 470       448
    Other accrued liabilities                          4       729       835
    Long-term debt due within one year                         232       157
    -------------------------------------------------------------------------
                                                             4,024     5,093
    -------------------------------------------------------------------------
    Deferred revenue                                            24        31
    Long-term debt                                              54       143
    Other long-term liabilities                        5       403       423
    Future tax liabilities                                     133       136
    -------------------------------------------------------------------------
                                                             4,638     5,826
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                      7
      Class A Subordinate Voting Shares
        (issued: 111,886,242; December 31,
         2008 - 111,879,059)                                 3,611     3,605
      Class B Shares
        (convertible into Class A Subordinate
         Voting Shares)
        (issued: 726,829)                                        -         -
    Contributed surplus                                8        63        67
    Retained earnings                                        3,136     3,357
    Accumulated other comprehensive income             9       237       334
    -------------------------------------------------------------------------
                                                             7,047     7,363
    -------------------------------------------------------------------------
                                                          $ 11,685  $ 13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and notes included in the Company's 2008 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2008 annual consolidated financial statements, except the Company restrospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3064, "Goodwill and Intangible Assets", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2009 and the results of operations and cash flows for the three-month periods ended March 31, 2009 and 2008.

    2.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Items not involving current cash flows:

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
        ---------------------------------------------------------------------

        Depreciation and amortization                     $    169  $    219
        Amortization of other assets included in cost of
         goods sold                                             20        17
        Other non-cash charges                                  12        29
        Amortization of employee wage buydown (note 3)           6         -
        Future income taxes and non-cash portion of current
         taxes                                                   2       (23)
        Equity income                                            -        (7)
        ---------------------------------------------------------------------
                                                          $    209  $    235
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        (b) Changes in non-cash operating assets and liabilities:

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
        ---------------------------------------------------------------------

        Accounts receivable                               $    234  $   (413)
        Inventories                                             36       (50)
        Income taxes receivable                                (63)     (129)
        Prepaid expenses and other (note 3)                     (2)       (1)
        Accounts payable                                      (273)      266
        Accrued salaries and wages                              29        77
        Other accrued liabilities                               (7)       40
        Deferred revenue                                        (6)       (8)
        ---------------------------------------------------------------------
                                                          $    (52) $   (218)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    3.  OTHER ASSETS

        Other assets consist of:

                                                             March  December
                                                          31, 2009  31, 2008
        ---------------------------------------------------------------------

        Preproduction costs related to long-term supply
         agreements with contractual guarantee for
         reimbursement                                    $    261  $    230
        Long-term receivables (a)                               66        67
        Patents and licences, net                               50        54
        Employee wage buydown, net                              47        52
        Other, net                                             186       198
        ---------------------------------------------------------------------
                                                          $    610  $    601
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Long-term receivables are reflected net of outstanding borrowings from a finance subsidiary of SAAB for $13 million (2008 - $16 million) since the Company has a legal right of set-off of its long-term receivable from SAAB payable to the Company against such borrowings and intends to settle the related amounts simultaneously.

    4.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                              2009      2008
        ---------------------------------------------------------------------

        Balance, beginning of period                      $     75  $    103
        Expense, net                                             5        10
        Settlements                                            (10)      (11)
        Foreign exchange and other                              (2)        3
        ---------------------------------------------------------------------
        Balance, March 31,                                $     68  $    105
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
        ---------------------------------------------------------------------

        Defined benefit pension plan and other            $      3  $      5
        Termination and long service arrangements                8         9
        Retirement medical benefits plan                         3         3
        ---------------------------------------------------------------------
                                                          $     14  $     17
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    6.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

        The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                2009                          2008
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                         of  Exercise  exercis-        of  Exercise  exercis-
                    options   price(i)    able    options   price(i)    able
    -------------------------------------------------------------------------

    Beginning of
     period       2,746,145   82.01  2,724,145  2,942,203   82.66  2,912,877
    Granted (ii)  1,075,000   33.09          -      5,000   74.50          -
    Exercised             -       -          -     (1,230)  55.00     (1,230)
    Cancelled        (1,085)  68.55     (1,085)   (10,000)  97.47    (10,000)
    Vested                -       -          -          -       -     10,326
    -------------------------------------------------------------------------
    March 31      3,820,060   68.25  2,723,060  2,935,973   82.61  2,911,973
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.
    (ii) The options granted in the first quarter of 2009 are for a term of 10 years from the grant date and vest one-third on each of the first, second and third anniversaries of the grant date.

        The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
        ---------------------------------------------------------------------

        Risk-free interest rate                              1.66%     3.56%
        Expected dividend yield                              2.05%     2.02%
        Expected volatility                                    31%       22%
        Expected time until exercise                       4 years   4 years
        ---------------------------------------------------------------------

        Weighted average fair value of options granted
         or modified in the period (Cdn$)                 $   7.20  $  13.65
        ---------------------------------------------------------------------

        Compensation expense recorded in selling, general and administrative expenses during the three-month periods ended March 31, 2009 and 2008 was less than $1 million, respectively.

        (b) Long-term retention program

        Information about the Company's long-term retention program is as follows:

                                                          Three months ended
                                                                 March 31,
                                                         --------------------
                                                              2009      2008
        ---------------------------------------------------------------------

        Class A Subordinate Voting Shares awarded and
         not released                                      685,989   823,477
        ---------------------------------------------------------------------

        Reduction in stated value of Class A Subordinate
         Voting Shares                                     $    45  $     51
        ---------------------------------------------------------------------

        Unamortized compensation expense recorded as a
         reduction of shareholders' equity                 $    34  $     35
        ---------------------------------------------------------------------

        Compensation expense recorded in selling, general and administrative expenses during the three-month period ended March 31, 2009 was $2 million (2008 - $2 million).

    7.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month period ended March 31, 2009 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                      Subordinate Voting
                                                   --------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------

            Issued and outstanding at
             December 31, 2008                     111,879,059      $  3,605
            Issued under the Dividend Reinvestment
             Plan                                        7,183             -
            Release of restricted stock                      -             6
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2009                        111,886,242      $  3,611
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 4, 2009 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,613,071
            Subordinated Debentures (i)                            1,096,589
            Stock options (ii)                                     3,820,060
            -----------------------------------------------------------------
                                                                 117,529,720
            -----------------------------------------------------------------
            -----------------------------------------------------------------

           (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

           (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    8.  CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                              2009      2008
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                    $     64  $     55
          Stock-based compensation expense                       2         2
          Exercise of options                                    -         -
          Release of restricted stock                           (6)       (4)
        ---------------------------------------------------------------------
          Balance, March 31,                                    60        53
        Holders' conversion option                               3         3
        ---------------------------------------------------------------------
                                                          $     63  $     56
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                              2009      2008
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on translation
         of net investment in foreign operations
          Balance, beginning of period                    $    447  $  1,360
          Net unrealized (losses) gains on translation
           of net investment in foreign operations            (135)       50
          Repurchase of shares                                   -       (15)
        ---------------------------------------------------------------------
          Balance, March 31                                    312     1,395
        ---------------------------------------------------------------------

        Accumulated net unrealized (loss) on cash flow
         hedges (i)
          Balance, beginning of period                        (113)      (10)
          Net unrealized gains (losses) on cash flow hedges      4       (13)
          Reclassifications of net losses (gains) on cash
           flow hedges to net income                            34        (5)
        ---------------------------------------------------------------------
          Balance, March 31                                    (75)      (28)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income      $    237  $  1,367
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                                              2009      2008
              ---------------------------------------------------------------

              Balance, beginning of period                $     48  $      4
              Net unrealized (gains) losses on cash
               flow hedges                                      (4)        6
              Reclassifications of net (gains) losses
               on cash flow hedges to net (loss) income        (15)        2
              ---------------------------------------------------------------
              Balance, March 31                           $     29  $     12
              ---------------------------------------------------------------

        The amount of other comprehensive loss that is expected to be reclassified to net income (loss) over the next 12 months is $72 million (net of income tax benefit of $19 million).

    10. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                             March  December
                                                          31, 2009  31, 2008
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                               $    124  $    909
          Long-term debt due within one year                   232       157
          Long-term debt                                        54       143
        ---------------------------------------------------------------------
                                                               410     1,209
        Shareholders' equity                                 7,047     7,363
        ---------------------------------------------------------------------
        Total capitalization                              $  7,457  $  8,572
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                          5.5%     14.1%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        During the first quarter of 2009, the Company repaid $768 million of borrowings under the Company's five-year revolving term facility.

    11. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                             March  December
                                                          31, 2009  31, 2008
        ---------------------------------------------------------------------

        Held for trading
          Cash and cash equivalents                       $  1,748  $  2,757
          Investment in ABCP                                    64         -
        ---------------------------------------------------------------------
                                                          $  1,812  $  2,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Held to maturity investments
          Investment in ABCP                              $      -  $     64
          Severance investments                                  9         9
        ---------------------------------------------------------------------
                                                          $      9  $     73
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Loans and Receivables
          Accounts receivable                             $  2,546  $  2,821
          Long-term receivables included in other assets        66        67
          Income taxes receivable                               74        11
        ---------------------------------------------------------------------
                                                          $  2,686  $  2,899
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Other financial liabilities
          Bank indebtedness                               $    124  $    909
          Long-term debt (including portion due within
           one year)                                           286       300
          Accounts payable                                   2,469     2,744
          Accrued salaries and wages                           470       448
          Other accrued liabilities                            729       835
        ---------------------------------------------------------------------
                                                          $  4,078  $  5,236
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) Fair value

        The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

        Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

        Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

        Investments

        At March 31, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. The carrying value and estimated fair value of this investment was Cdn$79 million (December 31, 2008 - Cdn$79 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

        Term debt

        The Company's term debt includes $232 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

        The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

        The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

        Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

        The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

        In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company's three largest customers, General Motors, Ford and Chrysler represented 44% of the Company's total sales.

        On April 30, 2009, Chrysler (including its U.S. subsidiaries) filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The Company's sales to Chrysler for the three months ended March 31, 2009 were $388 million or 10.9% of consolidated sales. As at March 31, 2009, accounts receivable from Chrysler were $282 million, a portion of which is expected to be covered by production receivables support programs sponsored by the Canadian and United States governments. Although Chrysler filed motions to continue operating in the ordinary course, including by continuing to pay suppliers under normal terms and conditions, Chrysler also announced that it would cease production while it is in bankruptcy protection. The Company is currently unable to assess the extent to which the Chrysler filing will impact the Company's financial position and operations. The inability of Chrysler to successfully restructure represents a material credit risk to the Company.

        The Company's sales to General Motors for the three months ended March 31, 2009 were $679 million or 19.0% of consolidated sales. As at March 31, 2009, accounts receivable from General Motors were $346 million. General Motors has received billions of dollars in government loans from the U.S. government and has been given a mandate to restructure and present an acceptable plan for future viability by the end of May 2009. Depending on the government's assessment of this plan, General Motors may be forced to seek some measure of bankruptcy protection. The inability of General Motors to complete a successful restructuring and plan for future viability represents a material credit risk to the Company.

        For the three months ended March 31, 2009, sales to the Company's six largest customers (including the Detroit 3) represented 82% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

        The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

        As at March 31, 2009, the net foreign exchange exposure was not material.

        (e) Interest rate risk

        The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

        In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

    12. SEGMENTED INFORMATION

                                              Three months ended
                                                  March 31, 2009
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $    723   $    655              $    639
          United States                 902        864                   743
          Mexico                        275        246                   367
          Eliminations                 (118)         -                     -
        ---------------------------------------------------------------------
                                      1,782      1,765   $    (89)     1,749
        Europe
          Euroland                    1,441      1,411                 1,040
          Great Britain                 142        142                    67
          Other European countries      161        134                   195
          Eliminations                  (40)         -                     -
        ---------------------------------------------------------------------
                                      1,704      1,687       (119)     1,302
        Rest of World                   130        121         (1)       170
        Corporate and Other             (42)         1        (18)       306
        ---------------------------------------------------------------------
        Total reportable segments  $  3,574   $  3,574   $   (227)     3,527
        Current assets                                                 6,056
        Investments, goodwill and
         other assets                                                  2,102
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 11,685
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Three months ended
                                                  March 31, 2008
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,587   $  1,501              $  1,045
          United States               1,389      1,339                   958
          Mexico                        449        398                   371
          Eliminations                 (166)         -                     -
        ---------------------------------------------------------------------
                                      3,259      3,238   $    147      2,374
        Europe
          Euroland                    2,771      2,717                 1,197
          Great Britain                 320        320                    97
          Other European countries      252        217                   151
          Eliminations                  (64)         -                     -
        ---------------------------------------------------------------------
                                      3,279      3,254        119      1,445
        Rest of World                   141        128          7        154
        Corporate and Other             (57)         2         (6)       306
        ---------------------------------------------------------------------
        Total reportable segments  $  6,622   $  6,622   $    267      4,279
        Current assets                                                 9,182
        Investments, goodwill and
         other assets                                                  2,293
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,754
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income from operations before income taxes and net interest income.

    13. RELATED PARTY TRANSACTIONS

        As at March 5, 2009, the Company was owed approximately
        Cdn$1.9 million from MEC (the "MEC Receivable") in respect of head office rent and other shared services. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice. The MEC Receivable is an unsecured obligation of MEC and the Company has recorded a reserve for doubtful accounts against the entire amount of this receivable.

        During the first quarter of 2009, the Company entered into an agreement to purchase approximately 100 acres of real estate located in Austria from MEC for $6.0 million ((euro)4.6 million). The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. The transaction closed on April 28, 2009.

    14. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.